July 18, 2025

Patricia Madaris
Interim Chief Executive Officer, President, Chief Financial Officer Liberty Star Uranium & Metals Corp.
2 E Congress St. Ste 900
Tucson, Arizona 85701

        Re: Liberty Star Uranium & Metals Corp.
            Registration Statement on Form S-1
            Filed July 10, 2025
            File No. 333-288617
Dear Patricia Madaris:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson at 202-551-3584 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Gary S. Joiner